Exhibit 4.20

Tenancy Agreement

An Agreement made the 13th day of June 2024

BETWEEN VSC Industrial Construction & Service Co., Ltd. (holder of Enterprise Registration Certificate No. 0900 999 088) of Lot L5, Pho Noi B Textile Industrial Zone, Di Su Commune, My Hao Town, Hung Yen Province, Vietnam (correspondence address) (hereinafter called “the Landlord” which expression shall where the context so admits include the person for the time being entitled to the reversion immediately expectant on the expiration of the term hereby created) of the one part and J-Long Trims Vietnam Co., Ltd.(holder of Enterprise Registration Certificate No. 0901161605) of Lot L5, Pho Noi B Textile Industrial Zone, Di Su Commune, My Hao Town, Hung Yen Province, Vietnam (correspondence address)

(hereinafter called “the Tenant” which expression shall where the context so admits include his successors in title) of the other part WHEREBY IT IS AGREED as follows:

1.	The Landlord shall let and the Tenant shall take all that factory and office premises located at Lot L5, Pho Noi B Textile Industrial Zone, Di Su Commune, My Hao Town, Hung Yen Province, Vietnam (hereinafter referred to as “the said Premises”) under the terms and conditions herein contained. The total area of the said Premises is 4,746.2 square metres, comprising:Factory area: 4,080.6 m²,Office area: 665.6 m²

2	The term of the tenancy shall be 5 YEARS commencing from 1st July 2024 (with a rent-free period for June 2024) and terminating on 1st June 2029.and shall (subject to earlier termination pursuant to Clauses 7 hereof) terminate automatically without notice upon the last day of the term of the tenancy.

3.	The rent for the said Premises shall be USD 3.73 per square metre per month, exclusive of VAT. The total monthly rent(excl. VAT) shall be USD 17,703.33, equivalent to VND 445,824,805,Including 10% VAT, the total payable is VND 490,407,285 per month (based on the USD/VND exchange rate of 25,183 as of 6 June 2024). All rents shall be paid monthly in advance, within five (5) calendar days after receipt of the Landlord’s VAT invoice. The Tenant shall pay to the Landlord a Security Deposit equivalent to seven (7) months’ rent, totaling VND 3,120,773,635, within five (5) days from the date of execution of this Agreement. The Security Deposit shall be held by the Landlord throughout the Term of this Agreement and shall be refunded without interest within 14 days after the expiry or sooner termination of this tenancy and the Tenant delivering vacant possession of the said Premises to the Landlord.

4.	The said Premises shall be used for industrial purposes, specifically for the manufacture of textile accessories, labels, heat-transfer labels, and Plastic products, Production of braided ropes and nets.

5.	The Tenant shall contract directly with the relevant authorities or service providers for the supply of water, electricity, wastewater treatment and other utilities.All charges in respect of water, electricity, gas, telephone and other similar services shall be borne by the Tenant.

6.	The Landlord shall keep and maintain the structural parts of the said Premises and shall complete repairs within 3 business days after receiving written notice from the Tenant and the main drains, pipes and cables in proper state of repair, provided that the Landlord’s liability shall not be incurred unless and until written notice of any defect or want of repair has been given by the Tenant to the Landlord. The Tenant shall keep the interior of the said Premises in good and tenantable repair and condition (fair wear and tear and damage caused by inherent defects excepted) and shall deliver up vacant possession of the said Premises in the same repair and condition on the expiration or sooner termination of this tenancy.

7.	Either party may terminate this Agreement after a 30-day cure period for breaches by giving three (3) months’ written notice to the other party or by paying three (3) months’ rent in lieu of notice. The Landlord may terminate this Agreement immediately if the Tenant commits a breach of any of the terms and conditions herein contained and fails to remedy such breach within thirty (30) days after written notice thereof has been given to the Tenant.

8.	If the Tenant fails to pay the rent or any other sum due under this Agreement within three (3) months after the same becomes due, the Landlord may terminate this Agreement and forfeit the Security Deposit.If the Landlord fails to perform any of its obligations under this Agreement and fails to remedy such failure within thirty (30) days after written notice thereof has been given to the Landlord, the Tenant may terminate this Agreement and claim damages.

9.	Neither party shall be liable for any failure or delay in the performance of its obligations under this Agreement due to any cause beyond its reasonable control, including but not limited to war, natural disasters, pandemics, government actions, or other events of force majeure.

10.	This Agreement shall be governed by and construed in accordance with the laws of Vietnam. Any dispute arising out of or in connection with this Agreement shall first be resolved by negotiation. If the dispute cannot be resolved within forty-five (45) days, either party may submit the dispute to the Vietnam International Arbitration Centre (VIAC) in Hanoi for final resolution.

11.	This Agreement supersedes all prior negotiations, representations, understandings and agreements between the parties. This Agreement is executed in six (6) original copies (three in English and three in Vietnamese), all of which shall have the same legal effect. Each party shall retain three (3) copies.

12.	Both parties shall purchase fire and explosion insurance for their respective assets, as required by Vietnamese law.

13.	Any transfer, mortgage, or change of ownership of the Premises by the Landlord shall not affect the Tenant’s rights under this Agreement.

Acknowledged the receipt of the Security Deposit of VND3,120,773,635.00 by the Landlord	Acknowledged the receipt of _______key(s) of the Premises by the Tenant

/s/ VSC INDUSTRIAL CONSTRUCTION & SERVICE CO., LIMITED	/s/ J-LONG TRIMS VIETNAM CO., LIMITED.
Registration Certificate No. 0900999088	Registration Certificate No. 0901161605

Confirmed and Accepted all the terms and conditions contained herein by the Landlord	Confirmed and Accepted all the terms and conditions contained herein by the Tenant

/s/ VSC INDUSTRIAL CONSTRUCTION & SERVICE CO., LIMITED	/s/ J-LONG TRIMS VIETNAM CO., LIMITED.
Registration Certificate No. 0900999088	Registration Certificate No. 0901161605

Witnessed by:

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